Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013
Loss before tax	$(50,443)	$(119,163)	$(57,102)	$(18,546)	$(7,894)
Add: Fixed charges, as calculated below	435	1,376	1,588	3,937	3,570
Total earnings (loss) available for fixed charges	$(50,008)	$(117,787)	$(55,514)	$(14,609)	$(4,324)
Fixed Charges:
Interest expense	$305	$947	$1,229	$3,552	$3,155
Estimated interest expense portion of rental expense	130	429	359	385	415
Total fixed charges	$435	$1,376	$1,588	$3,937	$3,570
Ratio of earnings to fixed charges (1)(2)	––	––	––	––	––
Deficiency of earnings available to cover fixed charges	$(50,443)	$(119,163)	$(57,102)	$(18,546)	$(7,894)

(1) Our earnings were insufficient to cover fixed charges in each of the periods and accordingly, ratios are not presented.

(2) For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax loss plus fixed charges. Fixed charges consist of an estimate of interest within rental expense.